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                                                            EXHIBIT NO. 99.8(c)

         Delegation of Certain Custodian Duties to MFS

         The Custodian may delegate to Massachusetts Financial Services Company ("MFS") the performance of any or all of its duties hereunder relating to (i) accounting for investments in currency and for financial instruments (including, without limitation, options contracts, futures contracts, options on futures contracts, options on foreign currency and forward foreign currency exchange contracts) and (ii) federal and state regulatory compliance. The Custodian shall compensate MFS for the performance of such duties at such fee or fees as MFS shall determine to be equal to MFS's cost for performing such duties (the "MFS Fees"). Following its payment of the MFS Fees to MFS, the Custodian shall recover the amount of the MFS Fees from the Trust on such terms as the Custodian and the Trust shall agree. MFS assumes responsibility for all duties delegated to it by the Custodian pursuant to this Section 14, and the Custodian may rely on MFS for the accuracy and correctness of the accounting information provided by MFS to the Custodian pursuant to this Section 14.